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                                                                  EXHIBIT (a)(3)

                     POLICY MANAGEMENT SYSTEMS CORPORATION
                                ONE MYND CENTER
                        BLYTHEWOOD, SOUTH CAROLINA 29016
                                 (803) 333-4000

                                                                   June 28, 2000

Dear Stockholder:

     We are pleased to inform you that Policy Management Systems Corporation has signed a merger agreement with Computer Sciences Corporation, pursuant to which CSC has commenced a tender offer to purchase all of the outstanding PMSC shares for $16 per share in cash.

     The offer is subject to, among other things, the tender of at least two-thirds of the shares, determined on a fully diluted basis. Following the completion of the offer, a subsidiary of CSC will be merged with PMSC and each remaining PMSC share will be converted into the same cash price as was paid in the offer.

     After careful consideration, your board of directors has unanimously approved the merger agreement, the offer and the merger and determined that the offer and the merger are fair to and in the best interests of PMSC and its stockholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES PURSUANT TO THE OFFER. In arriving at its determination and recommendation, the board of directors took into account the factors described in the attached Solicitation/Recommendation Statement on
Schedule 14D-9, including the opinion of Credit Suisse First Boston Corporation to the effect that the consideration to be received by PMSC stockholders in the offer and the merger is fair to such stockholders from a financial point of view.

     Enclosed is CSC's Offer to Purchase, together with related materials, including the Letter of Transmittal to be used for tendering shares. These documents set forth the terms and conditions of the offer. We urge you to read the attached Schedule 14D-9 and the enclosed materials carefully.

     If you need assistance tendering your shares, please contact Morrow & Co., Inc., the information agent for the offer, at its address or telephone number appearing on the back cover of the Offer to Purchase.

     The previously announced merger agreement with Welsh, Carson, Anderson & Stowe has been terminated.

                                          Very truly yours,

                                          /s/ G. LARRY WILSON
                                          G. LARRY WILSON
                                          Chairman, President and
                                          Chief Executive Officer